Skadden, Arps, Slate, Meagher & Flom llp
525 UNIVERSITY AVENUE
PALO ALTO, CALIFORNIA 94301

TEL: (650) 470-4500
FAX: (650) 470-4570
www.skadden.com
July 21, 2008
VIA EDGAR AND BY FACSIMILE
Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Yahoo! Inc.
Definitive Additional Soliciting Materials Filed Pursuant to Rule 14a-6
Filed July 14, 2008 and July 17, 2008 by Yahoo! Inc.
File No. 000-28018
Dear Mr. Panos:
     On behalf of Yahoo! Inc. (the “Company”), this letter sets forth the Company’s response to your letter dated July 17, 2008 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding (i) the Company’s July 12, 2008 press release, filed with the Commission on July 14, 2008, and (ii) the Company’s July 17, 2008 letter to stockholders, filed with the Commission on July 17, 2008, as additional definitive soliciting materials pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended.
     The Company acknowledges that it must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation, or make charges of illegal or immoral conduct, without factual foundation, and that it is aware that the Staff believes Rule 14a-9 may apply to oral statements made by the Company or its representatives at the time the statements are made or later when the statements may be republished in media accounts.

Nicholas P. Panos
Securities and Exchange Commission
July 21, 2008

     Per our conversation earlier today, in lieu of providing specific responses to the comments of the Staff set forth in the Comment Letter, we hereby inform you that on July 21, 2008, the Company and Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II L.P., Icahn Partners Master Fund III L.P., High River Limited Partnership, and Carl C. Icahn (collectively, the “Icahn Group”) entered into an agreement (the “Settlement Agreement”) to settle the proxy contest pertaining to the election of directors to the Company’s board of directors at the Company’s 2008 annual meeting of stockholders (the “2008 Annual Meeting”). As part of the Settlement Agreement, the full text of which has been or will be filed with the Commission on Form 8-K today, the Company has agreed to immediately cease all direct or indirect negative solicitation efforts relating to the 2008 Annual Meeting concerning Mr. Icahn, his affiliates, the Icahn Group, or members of the slate of nominees of the Icahn Group.
     As a result of the Settlement Agreement, the Company hereby confirms that it will cease all solicitation efforts relating to the 2008 Annual Meeting concerning Mr. Icahn, his affiliates, the Icahn Group and members of the slate of nominees of the Icahn Group and, therefore, will not make any new statements regarding Mr. Icahn, his affiliates, the Icahn Group or members of the slate of nominees of the Icahn Group to which Rule 14a-9 would be applicable.

Nicholas P. Panos
Securities and Exchange Commission
July 21, 2008

     We kindly request that you confirm that this letter satisfactorily addresses the comments referred to in the Comment Letter.
     If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (650) 470-4630, Kenton J. King at (650) 470-4530 or M. Amr Razzak at (650) 470-4533.

Very truly yours,
/s/ Marc R. Packer

Marc R. Packer

cc:	Daniel F. Duchovny
Matthew Crispino
Division of Corporation Finance
Securities and Exchange Commission

Michael J. Callahan, Executive Vice President, General Counsel and Secretary
Yahoo! Inc.

Kenton J. King
Skadden, Arps, Slate, Meagher & Flom LLP

Robert T. Plesnarski
O’Melveny & Myers LLP